MAIL STOP 3561

April 4, 2007

Mr. Li Kinwu, President
China VoIP & Digital Telecom Inc.
2470 St. Rose Parkway, Suite 304
Henderson, NV, 89074

> **Re:** **China VoIP & Digital Telecom Inc.**
> **Item 4.01 Form 8-K**
> **Filed 12/12/06**
> **File No. 333-131017**

Dear Mr. Kinwu:

We issued comments to you on the above captioned filing(s) on December 13, 2006. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by April 18, 2007 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by April 18, 2007, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing(s), consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Carlton Tartar, Assistant Chief Accountant, at (202) 551-3387 if you have any questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies